Exhibit 99.(a)(1)(B)

July 27, 2007

We are pleased to announce that the VeriSign, Inc. Stock Options Tender Offer ("Tender Offer") to amend or replace your Eligible Options (as defined below) is officially launching today, July 27, 2007, and will remain open until August 23, 2007 at 11:59 p.m. Pacific Time (unless we extend it).

An option will be deemed to be an "Eligible Option" if it meets each of the following conditions:

(i)	The option was granted under the 1998 Equity Incentive Plan or the 2001 Stock Incentive Plan (the “Plans”).

(ii)	The option was retroactively priced in that the exercise price per share currently in effect for that option is based on the closing selling price (the “Fair Market Value”) per share of VeriSign common stock on a date earlier than the date on which the option was actually granted.

(iii)	The Fair Market Value per share of VeriSign common stock on the date the option was actually granted is higher than the exercise price per share currently in effect for the option.

(iv)	The option was unvested as of December 31, 2004.

(v)	The option is held by an individual who is, on the expiration of this Offer, a current employee of VeriSign or an affiliated company (such as a subsidiary or joint venture entity) and subject to income taxation in the United States with respect to that option.

(vi)	The option is outstanding on the expiration date of this Offer.

The Tender Offer will provide you with the opportunity to avoid the unfavorable tax consequences under Section 409A of the Internal Revenue Code (“Section 409A”) you may otherwise incur with respect to your Eligible Options. See below for the Key Steps you should perform related to the Tender Offer.

The specifics of the program are described in the "Schedule TO—Tender Offer Statement Filed with the SEC" and the exhibits thereto. The "Schedule TO—Tender Offer Statement Filed with the SEC" is available by clicking on this hyperlink: https://vrsn.equitybenefits.com/Documents/OfferToAmend.pdf.

We urge you to read the "Schedule TO—Tender Offer Statement Filed with the SEC" and the exhibits thereto very carefully.

Stock options will remain subject to adverse tax consequences under Section 409A until the close of the Tender Offer and the official amendment or replacement of such options on the first business day following the expiration of the Tender Offer. Therefore, we remind you that should you exercise your tendered stock options prior to the amendment or replacement of those stock options, you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.

We will be conducting several educational webinar sessions to provide you with additional information regarding the Tender Offer. Topics covered include highlights of the Tender Offer, along with a general overview of stock options, a summary of VeriSign’s Eligible Options and tax issues affecting the Eligible Options.

You are encouraged to attend this webinar which will be offered on the following dates:

Tuesday, July 31, 2007, 10:00—11:00 am Eastern Daylight Time (in Dulles)

Tuesday, August 7, 2007, 9:00—10:00 am Pacific Daylight Time (in Mountain View)

You may register for any of the webinar sessions by clicking on:

http://www2.eventsvc.com/VeriSign/

If you are unable to attend one of the above sessions, a recording of the webinar will be available at http://www2.eventsvc.com/VeriSign/ from July 31, 2007 through August 23, 2007.

KEY STEPS RELATED TO TENDER OFFER

Below is an easy checklist that outlines how to tender your Eligible Options in the Tender Offer.

1. You must log on to the Tender Offer website at https://vrsn.equitybenefits.com. To access the Tender Offer website, use your Employee ID and password. Your Employee ID is located on your most recent pay check. Your password is the last four digits of your Social Security Number. If the site does not recognize you, please contact the PricewaterhouseCoopers Tender Offer Hotline at (408) 817-1207 if calling from California or (800) 434-2234 if calling from outside California, or e-mail 409A-admin@verisign.com.

2. Review the following important documents:

a. Schedule TO—Tender Offer Statement Filed With the SEC

b. Instructions to Election Form

c. Stock Option Amendment and Bonus Agreement

3. Click on the MAKE AN ELECTION button to proceed with your election.

You will be redirected to the first page of the Election Form. You will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering your Eligible Options for amendment or replacement in accordance with the terms of the Offer.

4. After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the confirmation page.

5. Please print and keep a copy of the confirmation page for your records. You will then be deemed to have completed the election process.

KEY DATES TO REMEMBER

The commencement date of the Tender Offer is July 27, 2007.

Informational webinars will be conducted on the following dates:

Tuesday, July 31, 2007, 10:00—11:00 am Eastern Daylight Time (in Dulles)

Tuesday, July 7, 2007, 9:00—10:00 am Pacific Daylight Time (in Mountain View)

The Offer will expire at 11:59 pm Pacific Time on August 23, 2007, unless the Tender Offer is extended. Your Eligible Options that have been tendered will be amended or replaced on August 24, 2007, or, if the Tender Offer is extended, the first business day following the extended expiration date of the Tender Offer (the "Amendment Date").

Please be aware that your option account at E*Trade may not accurately reflect the amendment or replacement for one to two business days following the Amendment Date.

The cash bonus will be paid on VeriSign’s first regularly scheduled payroll date in January 2008, which will not be later than January 15, 2008.

If you have any questions relating to the application of Section 409A to your Affected Options, please contact the PricewaterhouseCoopers Tender Offer Hotline at (408) 817-1207 if calling from California or (800) 434-2234 if calling from outside of California, or e-mail 409A-admin@verisign.com PricewaterhouseCoopers tax professionals manning the hotline can help you understand how the tax law applies to your options. They will not be able to answer personal income tax questions, which should be referred to your personal tax advisor.